SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



(Mark One):

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2000

                                       OR

      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______ to _________

                        Commission file number 000-25439

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        The Troy Savings Bank 401(k) Savings Plan in RSI Retirement Trust

     B. Name of the issuer of the securities held pursuant to the plan and the address of it principal executive office:

                  Troy Financial Corporation
                  32 Second Street
                  Troy, New York 12180

                              REQUIRED INFORMATION

                                                                               Page
                                                                               ----

Independent Auditors' Report.................................................... 1

Financial Statements:

         Statements of Net Assets Available for Benefits........................ 2
         Statements of Changes in Net Assets Available for Benefits............. 3
         Notes to Financial Statements.......................................... 4

Schedules:

         1.   Line 27(a) - Schedule of Assets Held for Investment Purposes......11
         2.   Line 27(d) - Schedule of Reportable Transactions..................12

Exhibit:

         Exhibit 23        Consent of Independent Auditors


                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Troy Savings Bank:

We have audited the accompanying statements of net assets available for benefits of The Troy Savings Bank 401(k) Savings Plan in RSI Retirement Trust (the Plan) as of December 31, 2000 and 1999 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                  /s/ KPMG LLP

June 1, 2001

                          THE TROY SAVINGS BANK 401(K)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST

                 Statements of Net Assets Available for Benefits

                           December 31, 2000 and 1999




                                                                                     2000                1999
                                                                               -----------------   -----------------
Assets:
    Investments, at fair value  (note 10)                                   $      6,208,093           5,464,843

    Loans to participants (note 7)                                                   222,161             222,569
                                                                               -----------------   -----------------

          Total investments                                                        6,430,254           5,687,412
                                                                               -----------------   -----------------
    Accrued dividends receivable                                                          --                 221
                                                                               -----------------   -----------------
          Net assets available for benefits                                 $      6,430,254           5,687,633
                                                                               =================   =================



See accompanying notes to financial statements.

                          THE TROY SAVINGS BANK 401(K)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST

           Statements of Changes in Net Assets Available for Benefits

                 For the years ended December 31, 2000 and 1999



                                                                                      2000                1999
                                                                                -----------------   -----------------
Additions to net assets attributed to:
    Contributions:
       Employer                                                              $             --              35,952
       Employee                                                                       480,154             462,961
                                                                                -----------------   -----------------
                                                                                      480,154             498,913
                                                                                -----------------   -----------------
    Investment income:
       Net appreciation in fair value of investments (note 10)                        673,722             643,176
       Dividends                                                                       59,024              12,299
       Interest income from loans to participants                                      17,389              16,231
                                                                                -----------------   -----------------
                                                                                      750,135             671,706
                                                                                -----------------   -----------------

       Total additions                                                              1,230,289           1,170,619
                                                                                -----------------   -----------------
Deductions from net assets attributed to:
    Benefits and withdrawals paid to participants                                     481,718             653,765
    Forfeitures returned to Employer                                                    5,950               3,476
                                                                                -----------------   -----------------
       Total deductions                                                               487,668             657,241
                                                                                -----------------   -----------------
       Net increase                                                                   742,621             513,378

    Net assets available for benefits:
       Beginning of year                                                            5,687,633           5,174,255
                                                                                -----------------   -----------------
       End of year                                                           $      6,430,254           5,687,633
                                                                                =================   =================


See accompanying notes to financial statements.

                          THE TROY SAVINGS BANK 401(K)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST

                         Notes to Financial Statements

                           December 31, 2000 and 1999

(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (A)    ORGANIZATION

              As of April 1, 1989, The Troy Savings Bank (the Employer or the
              Bank) adopted the Troy Savings Bank 401(k) Savings Plan in RSI Retirement Trust (the Plan), which is trusteed by RSI Retirement Trust (the Trustee), for the Bank's employees. This Plan is a defined contribution plan.

       (B)    BASIS OF ACCOUNTING

              The accompanying financial statements have been prepared on the accrual basis.

       (C)    INVESTMENT VALUATION

              All investments are reported at fair value. Fair value is measured by RSI Retirement Trust by the market price, if there is an active market for the investment, or at an estimated market value if a market price is not available. Loans to participants are valued at the principal amount borrowed, less any repayment.

              Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

              Investment income recognized by the Plan includes current earnings from investments, net gains (losses) realized from the sale of investments, and the net change in the unrealized appreciation or depreciation of investments.

       (D)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

                          THE TROY SAVINGS BANK 401(K)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST

                         Notes to Financial Statements

                           December 31, 2000 and 1999


       (E)    RECENT ACCOUNTING PRONOUNCEMENTS

              Effective January 1, 2001, the Plan adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. The adoption of SFAS No. 133 did not have a material impact on the Plan's financial statements.


(2)    SUMMARY OF PLAN

       (A)    GENERAL

              The following description of The Troy Savings Bank 401(k) Savings Plan in RSI Retirement Trust is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

              The Plan covers all eligible employees of the Employer on the following basis:

                (i) Eligible employees may elect to contribute up to 15% of regular wages into the Plan. Prior to March 26, 1999, the Employer contributed a matching contribution equal to 50% of each employee participant's contributions up to a maximum of 6% of each employee participant's earnings. Effective March 26, 1999, the Plan was amended to state that all Employer matching contributions shall cease. The maximum allowable contribution for each eligible employee was $10,500 and $10,000 during 2000 and 1999, respectively.

                (ii) Employee contributions and all earnings, appreciation or additions allocable thereto, less any depreciation, loss, or distributions allocable therefrom are fully vested under the Plan. The remainder of the balance of the account for each participant becomes vested at 20% upon completion of one year as a participant in the Plan, and an additional 20% for each succeeding year, until a participant becomes 100% vested after five years of participation.

       (B)    PLAN TERMINATION

              While the Bank has not expressed any intent to terminate the Plan, it may do so at any time. In the event of termination of the Plan, the accounts of all participants affected thereby shall become fully vested, and the assets remaining, after payment of any

                          THE TROY SAVINGS BANK 401(K)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST

                         Notes to Financial Statements

                           December 31, 2000 and 1999

              expenses properly chargeable thereto, will be distributed to participants and beneficiaries in proportion to their respective account balances.

       (C)    ADMINISTRATIVE  EXPENSES

              The Trustee charges the Bank directly for administrative expenses. These payments for administrative expenses are therefore not charged against the Plan's assets.

       (D)    FORFEITURES

              Upon distribution of the vested portion of a terminated participant's account, any nonvested portion of the account shall be deemed to be a forfeiture. Prior to June 24, 1999, such forfeitures were applied to reduce the amount of subsequent Employer matching contributions. The amount of forfeitures applied to reduce the amount of Employer matching contributions during 1999 was $2,930. Effective June 24, 1999, the Plan was amended to state that forfeitures shall be returned to the Employer. The amount of forfeitures returned to the Employer during 2000 and 1999 was $5,950 and $3,476, respectively.

(3)    INVESTMENT OPTIONS

       The Bank has entered into a trust agreement with the Trustee for the holding, investing and administration of the contributions pursuant to the terms of the Plan. These contributions are included in the investment accounts listed below:

              Core Equity Fund
              Emerging Growth Equity Fund
              Value Equity Fund
              International Equity Fund
              Intermediate Term Bond Fund
              Actively Managed Bond Fund
              Short Term Investment Fund
              Troy Financial Corporation Common Stock

       Participants must direct the manner in which all contributions made on their behalf are invested in the Plan investment accounts. Thus, they may direct the investment of proportionate parts of those contributions in any of the accounts described above in multiples of 5%. Participants may change their election concerning choice of account(s) for investments and contributions in accordance with procedures described in the Plan.

                          THE TROY SAVINGS BANK 401(K)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST

                         Notes to Financial Statements

                           December 31, 2000 and 1999

(4)    DEATH, RETIREMENT AND DISABILITY BENEFITS

       Upon death, retirement or disability, employees will be 100% vested in Employer contributions.

(5)    BREAK IN SERVICE

       If a participant terminates employment with the Bank after participating in the Plan and is subsequently reemployed by the Bank, the participant is entitled to credit for vesting purposes for prior years of service provided the number of consecutive one-year breaks in service do not equal or exceed the greater of five years or the number of prior years of service.

(6)    WITHDRAWAL OF FUNDS

       After attaining age 59 1/2, a participant may withdraw once every six months all or a portion of the net value credited to the participant's account.

       A participant under the age of 59 1/2 may only make a withdrawal from what they have contributed and the earnings thereon if they have a financial hardship. The Plan Committee must approve their request and amount of payment. Hardship is defined in the Plan as death or serious illness, educational needs of immediate family, purchase or construction of a principal residence, or any similar circumstance, at the discretion of the Plan Committee.

       Unless elected otherwise, the balance in a participant's account will be paid not later than April 1 of the calendar year following the later of
       (1) the calendar year in which the participant retires or terminates service due to disability, or (2) the calendar year in which the participant attains the age of 70 1/2. Upon attainment of normal retirement age or termination of employment, participants may elect to keep their balance in the Plan for a period not to exceed ten years.

       Benefits may be paid in a lump sum or, if the Plan Committee approves, in annual installments over a period not longer than 10 years.

                          THE TROY SAVINGS BANK 401(K)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST

                         Notes to Financial Statements

                           December 31, 2000 and 1999

(7)    PARTICIPANT LOANS

       Participants may borrow on funds in which they are 100% vested in the Plan. The maximum loan amount is the lesser of 50% of the Plan account funds in which the participants are 100% vested or $50,000 less the highest outstanding loan balance under the Plan during the preceding year.

       The term of the loan is not to exceed five years, but may be up to ten years if used to purchase or build a principal residence. The loan interest rate is the prime rate, rounded to the nearest quarter of one percent, as published in the Wall Street Journal on the first day of the month in which the employee requests the loan.

       At December 31, 2000 and 1999, there were loans outstanding of $222,161 and $222,569, respectively, at interest rates ranging from 6.25% to 9.50% payable over one to ten years.

(8)    RELATED PARTY TRANSACTIONS

       Certain Plan investments are shares of mutual funds managed by RSI Retirement Trust. RSI Retirement Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

       Certain Plan investments are shares of Retirement System Group, Inc. common stock. Retirement System Group, Inc. is the holding company for RSI Retirement Trust (the trustee as defined by the Plan) and, therefore, these transactions qualify as party-in-interest transactions.

       Certain Plan investments are shares of Troy Financial Corporation common stock. Troy Financial Corporation is the holding company for The Troy Savings Bank and, therefore, these transactions qualify as party-in-interest transactions.

(9)    TAX STATUS

       The Internal Revenue Service has determined and informed the Bank by a letter dated March 31, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2000 and 1999.

                          THE TROY SAVINGS BANK 401(K)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST

                         Notes to Financial Statements

                           December 31, 2000 and 1999


(10)   INVESTMENTS

       The following table presents the fair value of the Plan's investments (excluding loans to participants) as of December 31, 2000 and 1999:

           DESCRIPTION OF INVESTMENT                                    2000                     1999
           -------------------------                            --------------------    --------------------
           Investment in mutual funds managed by
              RSI Retirement Trust:
                Equity funds:
                  Core Equity Fund                            $        1,522,920*              1,542,214*
                  Emerging Growth Fund                                   501,954*                491,218*
                  Value Equity Fund                                      565,206*                495,587*
                  International Equity Fund                              225,531                 214,278
                                                                --------------------    --------------------
                                                                       2,815,611               2,743,297
                                                                --------------------    --------------------
                Fixed income funds:
                  Short Term Investment Fund                             217,709                 226,840
                  Intermediate Term Bond Fund                            133,678                 105,599
                  Actively Managed Bond Fund                             120,098                 121,586
                                                                --------------------    --------------------
                                                                         471,485                 454,025
                                                                --------------------    --------------------
           Investment in common stocks:
                Troy Financial Corporation                             2,739,369*              2,219,303*
                Retirement System Group, Inc.                                286                     263
                                                                --------------------    --------------------
                                                                       2,739,655               2,219,566
                                                                --------------------    --------------------
           Investment in money market funds:
                Federated                                                181,342                  47,955
                                                                --------------------    --------------------

                    Total investments                         $        6,208,093               5,464,843
                                                                ====================    ====================

   * Denotes an investment that represents 5% or more of the Plan's net assets at December 31, 2000 and December 31, 1999, respectively.

       During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:


                                                                        2000                     1999
                                                                --------------------    --------------------
         Mutual funds                                         $          (45,053)                617,123
         Common stocks                                                   718,775                  26,053
                                                                --------------------    --------------------
                                                              $          673,722                 643,176
                                                                ====================    ====================

                          THE TROY SAVINGS BANK 401(K)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST

                         Notes to Financial Statements

                           December 31, 2000 and 1999



(11)   SUBSEQUENT EVENT

       On November 10, 2000, Troy Financial Corporation (holding company for The Troy Savings Bank) acquired Catskill Financial Corporation (holding company for Catskill Savings Bank). In connection with this acquisition, effective March 1, 2001, Catskill Savings Bank's 401(k) Plan was merged into the Plan.

                                                             SCHEDULE LINE 27(A)

                       THE TROY SAVINGS BANK 401(K)
                   SAVINGS PLAN IN RSI RETIREMENT TRUST

      Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 2000


                                                                                                     CURRENT
IDENTITY OF ISSUE                DESCRIPTION OF INVESTMENT                         COST               VALUE
------------------------------------------------------------------------------------------------------------------
Federated                        Money Market Fund,
                                 181,342 Shares                            $        181,342            181,342
*RSI Retirement Trust            Core Equity Fund,
                                 14,091 Shares                                      652,962          1,522,920
*RSI Retirement Trust            Emerging Growth Equity Fund,
                                 4,635 Shares                                       473,588            501,954
*RSI Retirement Trust            Value Equity Fund,
                                 6,171 Shares                                       458,199            565,206
*RSI Retirement Trust            International Equity Fund,
                                 3,681 Shares                                       216,660            225,531
*RSI Retirement Trust            Short Term Investment Fund,
                                 8,712 Shares                                       217,360            217,709
*RSI Retirement Trust            Intermediate Term Bond Fund,
                                 3,523 Shares                                       133,360            133,678
*RSI Retirement Trust            Actively Managed Bond Fund,
                                 2,883 Shares                                       120,502            120,098
*Troy Financial Corp.            Common stock,
                                 197,432 Shares                                   2,001,672          2,739,369
*Retirement System               Common stock,
    Group, Inc.                  49 Shares                                              239                286
*Loans to participants           6.25% to 9.50%                                     222,161            222,161
                                                                             ------------------  -----------------
                                                                           $      4,678,045          6,430,254
                                                                             ==================  =================

* Indicates a party-in-interest as defined in the Employee Retirement Income Security Act of 1974.


                                                             SCHEDULE LINE 27(D)

                          THE TROY SAVINGS BANK 401(K)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST

                       Schedule of Reportable Transactions

                          Year ended December 31, 2000

                                                                                                        CURRENT VALUE
                                                                               EXPENSE                   OF ASSET ON
    IDENTITY OF                             PURCHASE   SELLING       LEASE  INCURRED WITH     COST OF    TRANSACTION      NET GAIN
  PARTY INVOLVED    DESCRIPTION OF ASSET      PRICE     PRICE       RENTAL   TRANSACTION       ASSET        DATE          OR (LOSS)
  --------------    --------------------      -----     -----       ------   -----------       -----        ----          --------
Federated           Money Market Fund     $ 474,934        --          --          --        474,934        474,934          --
Federated           Money Market Fund            --    341,547         --          --        341,547        341,547          --


Note:       Reportable transactions, for purposes of this schedule include:
              (a)   A single transaction, within the plan year in excess of 5%
                     of the current value of the plan assets at the beginning of the plan year;

              (b)   Any series of transactions, with or in conjunction with, the same person, involving property other than securities, amounting in the aggregate within the plan year (regardless of the category of asset and the gain or loss on any transaction) to more than 5% of the current value of plan assets at the beginning of the plan year;

              (c)   Any series of transactions involving securities of the same issue that, within the plan year, amount in the aggregate to more than 5% of the current value of the plan assets at the beginning of the plan year;

              (d)   Any transaction within the plan year with respect to
                     securities with, or in conjunction with, a person if any prior or subsequent single transaction within the plan year with that person exceeds 5% of the current value of plan assets at the beginning of the plan year.

                                   SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       The Troy Savings Bank 401(k) Savings Plan

                                       /s/ Evelyn A. Morris

Date:  June 27, 2001                   --------------------------------------
                                       Evelyn A. Morris
                                       Plan Administrator

                                  EXHIBIT INDEX
                                  -------------

 Exhibit No.                                       Exhibit
-----------                                        -------

    23                                Consent of Independent Public Accountants